September 2, 2015

Mr. Carlos Pacho,

        Senior Assistant Chief Accountant,

                Mail Stop 3720,

                        Division of Corporation Finance,

                                 United States Securities and Exchange Commission,

                                         100 F Street, N.E.,

                                                 Washington, D.C. 20549,

                                                         United States of America.

Re:	China Telecom Corporation Limited Annual Report on Form 20-F

for the Fiscal Year ended December 31, 2014 (File No. 001-31517)

Dear Mr. Pacho:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated August 21, 2015, relating to the annual report on Form 20-F of China Telecom Corporation Limited (the “Company”) for the fiscal year ended December 31, 2014 (the “2014 Form 20-F”). The Company will submit a copy of this letter as “correspondence” via EDGAR.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2014 Form 20-F.

Mr. Pacho	-2-

Form 20-F for the Year Ended December 31, 2014

Item 5. Operating and Financial Review and Prospects, page 35

1.	We note that as of June 1, 2014, your business operations are subject to the PRC value-added tax (VAT) and that it had a negative effect on your mobile voice, telecommunications Network Resource Services and Lease of Network Equipment revenue in 2014. We further note from your risk factor disclosures on page nine that the implementation of the VAT, which replaces the 3% business tax in the PRC, has had and in the short-term will continue to have, a material and adverse effect on your revenues and profitability. Taking this into consideration, please expand your discussion to address more fully the impact and the degree to which the VAT had on the company’s reported revenues, income from continuing operations, profitability, liquidity, and capital resources and the effect of any actions the company has taken to mitigate the adverse effects.

We respectfully advise the Staff that, to more fully address the impact and the degree to which the VAT had on the financial performance of the Company, we need to remove the tax impact of the pilot program of replacing business tax with VAT (hereinafter referred to as “VAT reform”) from June to December 2014 from our operating results. Assuming that the VAT reform had not been implemented, the impact of output VAT on operating revenues, the impact of input VAT credits on operating expenses, savings of business tax and respective income tax from June to December 2014 arising from the VAT reform would have been removed. However, financial information prepared under such assumption does not take into account other impact on the performance of the Company arising from the VAT reform such as the optimized business development and sales and marketing models. Hence, such financial information does not represent the actual performance of the Company as if the VAT reform were not implemented.

After the VAT reform, the Company incurred output VAT with a rate ranging from 6% to 17%, which was deducted from the Company’s reported operating revenues disclosed in the 2014 Form 20-F. On the other hand, we saved business tax with a rate of 3% and obtained input VAT credits which were deducted from operating expenses and capital expenditures disclosed in the 2014 Form 20-F. By removing the impact of these changes on our financial performance and taking into account the effective income tax rate, which was 23.8% as disclosed in the 2014 Form 20-F, the adverse impact of the VAT reform on the Company’s operating revenues, operating profit and net profit was approximately 2.8%, 14.9% and 17.7%, respectively.

Mr. Pacho	-3-

In addition, the VAT obligation arising from the VAT reform was settled on a net basis. Only the amount of output VAT netted against the input VAT credits incurred by the provincial branches and subsidiaries of the Company was settled with relevant tax authorities by cash. Furthermore, the Company no longer needed to pay the business tax as a result of the VAT reform. As such, the net adverse impact of the VAT reform on our net cash from operating activities and capital resources was not significant.

The Company has mainly taken the following actions, which were in line with those disclosed in “Item 4. Information on the Company – B. Business Overview – VAT Reform Applicable to the Telecommunications Industry” on page 34 of the 2014 Form 20-F, to mitigate the adverse effects of the VAT reform:

•	optimize the development and sales and marketing models, implement enhanced management over cost, procurement and vendors’ tax qualifications so as to increase input VAT credits;

•	optimize the revenue structure by actively promoting value-added telecommunications services, which are subject to a lower VAT rate.

We believe that the above actions can help to reduce the average output VAT rate and increase input VAT credits, and in turn, mitigate the adverse effects of the VAT reform on the Company’s revenues and profitability.

2.	Further, as the company continues to address this change in tax policy, please discuss any related known short- and long-term trends such as the degree to which you believe that VAT input credits will offset your VAT output tax obligation that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

We respectfully advise the Staff that through various measures, including optimization of the development and sales and marketing models, implementation of enhanced management over cost, procurement and vendors’ tax qualifications, obtaining more input VAT credits on capital expenditure, the Company believes that more input VAT credits will be available to offset our VAT output tax obligation in the short-term. Besides, by actively promoting value-added telecommunications services, which are subject to a lower VAT rate, our revenue structure would be optimized and less VAT output obligation would need to be offset. As a result, the overall VAT obligation would be reduced.

In the long-term, as the VAT pilot program expands to other industries nationwide, such as construction industry and other service industries, more capital expenditures and operating expenses, such as commission and service expenses for third parties will be entitled to input VAT credits in the future, and in turn, further offset our VAT output tax obligations. This will be beneficial to the development of our business and further reduce the adverse impact of the VAT reform on our operating revenues and profitability.

Mr. Pacho	-4-

3.	We note that the increase in operating expenses was primarily due to increases in network operations and support and personnel expenses. Your network operating costs have fluctuated in recent years due to several factors including the elimination of CDMA network capacity lease fees to China Telecom Group and higher costs associated with improving your 3G and 4G network services. As a percent of revenue networks costs increased to 21.2% up from 16.5% in 2013. In this regard, please revise to more fully describe management’s assessment of factors and trends which are anticipated to have a material effect on the company’s financial condition and results of operations in future periods.

The Company respectfully advises the Staff that as a percent of revenue networks costs increased to 21.2% up from 16.5% in 2013 primarily due to the fact that the LTE-FDD and TD-LTE hybrid network trial commenced in June 2014 and then was expanded to 56 cities at the end of 2014. Besides, the “Broadband China” policy, as disclosed in “Item 4. Information on the Company – B. Business Overview – Broadband China Policy” on page 33 of the 2014 Form 20-F, was extended to certain villages of 31 provinces and autonomous regions by the end of 2014. As a result, more telecommunications network, plant and equipment were constructed to provide 4G mobile services and broadband services, resulting in more maintenance work performed by the Company to ensure a high quality of network connections. In addition, in order to improve the coverage of our 3G and 4G mobile services, we have set up more base stations and hotspots and have rented more property space for these base stations and hotspots. As a result of more network equipment being used and more property space being rented, more utility expenses, mainly on electricity, have been incurred to provide power, air-conditioning and lighting for these equipment and facilities.

Since the Company was authorized to provide 4G services based on LTE FDD technologies nationwide on February 27, 2015, the scope of our 4G services has been increased from 56 cities to the whole mainland China, and there has been an increasing demand for maintenance work to be performed and property space to be rented. As a result, our network costs as a percent of operating revenues are expected to continue to increase in 2015. However, the Company will continue to control the growth rate of the network costs by strengthening our cost control.

In response to the Staff’s comment, the Company will include discussion of such trend information in “Item 5. Operating and Financial Review and Prospects – A. Operating Results” in the annual report on Form 20-F of the Company for the fiscal year ended December 31, 2015.

Mr. Pacho	-5-

Notes to Consolidated Financial Statements, page F-11

4.	Please revise to disclose your accounting policy associated with the PRC value-added tax (VAT) effective June 1, 2014, including the respective rates, your policy for offsetting output VAT with input VAT, and the balance sheet and income statement accounts in which you record input and output VAT. In your response, provide us with your proposed disclosures. Further, please tell us how you have presented the related cash flows in your Consolidated Statements of Cash Flows.

In response to the Staff’s comment, we will include the following disclosure in the accounting policy in associated with the VAT in future filings:

“Value-added tax

Under current PRC tax rules and regulations, output VAT rate for basic telecommunications services (including voice communication, lease or sale of network resources) is 11% while the output VAT rate for value-added telecommunications services (including Internet access services, short and multimedia messaging services, transmission and application service of electronic data and information) is 6%, and the output VAT for sales of telecommunications terminals and equipment is 17%. Input VAT rate depends on the type of services received and the assets purchased as well as the VAT rate applicable to a specific industry, and ranges from 6% to 17%.

Output VAT is excluded from operating revenues while input VAT, which is incurred as a result of the Company’s receipt of services and purchases of telecommunications equipment and materials, is excluded from operating expenses or the original cost of equipment purchased and can be netted against the output VAT, arriving at the net amount of VAT recoverable or payable. As the VAT obligations are borne by branches and subsidiaries of the Company, input and output VAT are set off at branches and subsidiaries levels, and the net amount of VAT recoverable or payable of branches and subsidiaries are not offset at the consolidation level. Such net amount of VAT is recorded in the line item of prepayments and other current assets and accrued expenses and other payables, respectively on the face of consolidated statements of financial position.”

Output VAT relating to the provision of telecommunications services and sales of telecommunications terminals and equipment are presented in net cash from operating activities;

Mr. Pacho	-6-

Payments of input VAT that results in a recognized asset in the statement of financial position are presented in the line item of “capital expenditure” in net cash used in investing activities. Other than that, payments of input VAT are presented in net cash used in operating activities; and settlement of VAT obligations with relevant tax authorities by cash is presented in operating cash flows.

*  *  *  *

Mr. Pacho	-7-

In connection with responding to the Staff comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Xu Fei, by telephone at (+86-10) 5850-2281, by fax at (+86-10) 6601-0728 or by email at xufei@chinatelecom.com.cn.

Very truly yours,

/s/ Ke Ruiwen
Ke Ruiwen Executive Director and Executive Vice President (performing the functions of the principal financial officer)

cc:	Terry French
Christy Adams
(Securities and Exchange Commission)

Jian Liang
Fei Xu
(China Telecom Corporation Limited)

Chun Wei
(Sullivan & Cromwell LLP)

Taylor Lam
(Deloitte Touche Tohmatsu)